UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1 to Schedule 13G filed on November 23, 2020)*

Fisker Inc.

(Name of Issuer)

Common Stock, par value $0.00001 per share

(Title of Class of Securities)

33813J 106

(CUSIP Number)

Henrik Fisker

1888 Rosecrans Avenue

Manhattan Beach, CA 90266

(833) 434-7537

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 29, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-1(g), check the following box.  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 33813J 106	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Henrik Fisker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐ Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 74,098,048 (1)(2)
	8	SHARED VOTING POWER 941,518 (3)
	9	SOLE DISPOSITIVE POWER 74,098,048 (1)(2)
	10	SHARED DISPOSITIVE POWER 941,518 (3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 75,039,566 (1)(2)(3)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.3% (4)(5)(6)
14	TYPE OF REPORTING PERSON IN

(1)	Consists of (i) 66,177,064 shares of Class B Common Stock, and (ii) 7,920,984 shares of Class A Common Stock issuable upon the exercise of stock options exercisable within 60 days of October 29, 2020.
(2)

The Class B Common Stock is convertible into shares of Class A Common Stock on a one-to-one basis at any time at the option of the holder upon written notice to the Issuer. In addition, the Class B Common Stock will automatically convert into shares of Class A Common Stock immediately prior to the close of business on the earliest to occur of certain events specified in the Issuer’s Second Amended and Restated Certificate of Incorporation.

(3)

Represents shares of Class A Common Stock held by HF Holdco, LLC. Mr. Fisker serves as a Member of HF Holdco, LLC and as such, has shared voting and dispositive power with respect to the shares held by HF Holdco, LLC. and may be deemed to beneficially own the shares of Common Stock held by HF Holdco, LLC.

(4)

Based on 277,258,103 shares of Common Stock of the Issuer outstanding as of October 29, 2020, as reported in the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on November 4, 2020 (the “Form 8-K”).

(5)

The aggregate number of shares of Class B Common Stock beneficially owned by the Reporting Person as set forth in footnote “(1)” above are treated as converted into Class A Common Stock only for the purpose of computing the percentage ownership of the Reporting Person.

(6)

Each share of Class A Common Stock is entitled to one vote and each share of Class B Common Stock is entitled to ten votes. There were 132,354,128 shares of Class B Common Stock outstanding as of October 29, 2020, as reported in the Form 8-K, including the 66,177,064 shares of Class B Common Stock beneficially owned by the Reporting Person as set forth in footnote “(1)” above. The percentage reported does not reflect the ten for one voting power of the Class B Common Stock because these shares are treated as converted into Class A Common Stock for the purpose of this report.

CUSIP No. 33813J 106	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Geeta Gupta
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐ Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 74,138,791 (1)(2)
	8	SHARED VOTING POWER 941,518 (3)
	9	SOLE DISPOSITIVE POWER 74,138,791 (1)(2)
	10	SHARED DISPOSITIVE POWER 941,518 (3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 75,080,309 (1)(2)(3)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.3% (4)(5)(6)
14	TYPE OF REPORTING PERSON IN

(1)	Consists of (i) 66,177,064 shares of Class B Common Stock, and (ii) 7,961,727 shares of Class A Common Stock issuable upon the exercise of stock options exercisable within 60 days of October 29, 2020.
(2)

The Class B Common Stock is convertible into shares of Class A Common Stock on a one-to-one basis at any time at the option of the holder upon written notice to the Issuer. In addition, the Class B Common Stock will automatically convert into shares of Class A Common Stock immediately prior to the close of business on the earliest to occur of certain events specified in the Issuer’s Second Amended and Restated Certificate of Incorporation.

(3)

Represents shares of Class A Common Stock held by HF Holdco, LLC. Dr. Gupta serves as a Member of HF Holdco, LLC and as such, has shared voting and dispositive power with respect to the shares held by HF Holdco, LLC. and may be deemed to beneficially own the shares of Common Stock held by HF Holdco, LLC.

(4)	Based on 277,258,103 shares of Common Stock of the Issuer outstanding as of October 29, 2020, as reported in the Form 8-K.
(5)

The aggregate number of shares of Class B Common Stock beneficially owned by the Reporting Person as set forth in footnote “(1)” above are treated as converted into Class A Common Stock only for the purpose of computing the percentage ownership of the Reporting Person.

(6)

Each share of Class A Common Stock is entitled to one vote and each share of Class B Common Stock is entitled to ten votes. There were 132,354,128 shares of Class B Common Stock outstanding as of October 29, 2020, as reported in the Form 8-K, including the 66,177,064 shares of Class B Common Stock beneficially owned by the Reporting Person as set forth in footnote “(1)” above. The percentage reported does not reflect the ten for one voting power of the Class B Common Stock because these shares are treated as converted into Class A Common Stock for the purpose of this report.

SCHEDULE 13D

Henrik Fisker and Geeta Gupta (the “Reporting Persons”) previously filed a Schedule 13G on November 23, 2020 (the “Schedule 13G”). The Reporting Persons are filing this Schedule 13D because the Reporting Persons’ beneficial ownership of the securities of Fisker Inc., a Delaware corporation (the “Company”) exceeds20% of the outstanding Common Stock (as defined below) of the Company, but there has no change in the number of securities beneficially owned by the Reporting Persons since the filing of the Schedule 13G.

Item 1.	Security and Issuer

This Schedule 13D relates to Class A Common Stock, $0.00001 par value per share and Class B Common Stock, $0.00001 par value per share (collectively the “Common Stock”), of the Company. The principal executive offices of the Company are located at 1888 Rosecrans Avenue, Manhattan Beach, California 90266.

Item 2.	Identity and Background

(a)	This Schedule 13D is being filed on behalf of the Reporting Persons.

(b)	The principal business address of the Reporting Persons is 1888 Rosecrans Avenue, Manhattan Beach, California 90266.

(c)

The Reporting Persons are directors of the Company. Henrik Fisker is the President, Chief Executive Officer and Chairman of the Board of the Company and Geeta Gupta is the Chief Financial Officer and a director of the Company.

(d)	During the last five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the last five years, the Reporting Persons were not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f)	The Reporting Persons are citizens of the United States of America.

Item 3.	Source and Amount of Funds

All of the shares of the Common Stock to which this Schedule 13D relates were acquired by the Reporting Persons pursuant to the Business Combination Agreement and Plan of Reorganization, dated as of July 10, 2020 (the “BCA”), by and among the Company (f/k/a Spartan Energy Acquisition Corp.), Spartan Merger Sub Inc. (“Merger Sub”), and Fisker Holdings Inc. (f/k/a Fisker Inc.) (“Legacy Fisker”). Pursuant to the BCA, Merger Sub merged with and into Legacy Fisker, with Legacy Fisker surviving the merger as a wholly owned subsidiary of the Company, under the new name Fisker Holdings Inc. (the “Merger” and collectively with the other transactions described in the BCA, the “Transactions”). The Transactions closed on October 29, 2020 (the “Closing Date”).

Pursuant to the BCA and effective as of the Closing Date, (i) 334,220 shares of Legacy Fisker Class A Common Stock held by HF Holdco, LLC were converted into 941,518 shares of Class A Common Stock of the Company, (ii) 24,363,670 shares of Legacy Fisker Class B Common Stock, held by each of the Reporting Persons were each converted into 66,177,064 shares of Class B Common Stock of the Company, respectively, (iii) an option held by Dr. Gupta to purchase 2,931,180 shares of Legacy Fisker Class A Common Stock was converted into an option to purchase 7,961,727 shares of Class A Common Stock of the Company, and (iv) options held by Mr. Fisker to purchase an aggregate of 2,916,180 shares of Legacy Fisker Class A Common Stock were converted into options to purchase 7,920,984 shares of Class A Common Stock of the Company.

Item 4.	Purpose of the Transaction

The Reporting Persons acquired the Common Stock pursuant to the BCA. The information contained in Item 3 of this Schedule 13D is incorporated herein by reference.

The Reporting Persons serve as directors of the Company. In addition, Mr. Fisker serves as the President and Chief Executive Officer of the Company and Dr. Gupta serves as the Chief Financial Officer of the Company. Accordingly, the Reporting Persons may have influence over the corporate activities of the Company, including activities that may relate to items described in clauses (a) through (j) of Item 4 of this Schedule 13D. Subject to the Registration Rights Agreement and the Lockup Agreement described in Item 6 of this Schedule 13D, the Reporting Persons may, from time to time, purchase or sell securities of the Company as appropriate for their personal circumstances.

Except as described in this Schedule 13D, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons reserve the right to formulate plans and/or proposals and to take such actions with respect to their investment in the Company, including any or all of the actions set forth in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a) — (b) The following information with respect to the beneficial ownership of the Common Stock of the Issuer by the Reporting Persons is provided as of the Closing Date. The percentage of the Common Stock is based on 277,258,103 shares of Common Stock outstanding as of the Closing Date as reported in the Form 8-K. Except as indicated below, and subject to community property laws where applicable, the Reporting Persons have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by each of them:

•	Henrik Fisker beneficially owns an aggregate of 8,391,743 shares of Class A Common Stock and 66,177,064 shares of Class B Common Stock representing approximately 26.3% of the outstanding Common Stock.

•	Geeta Gupta beneficially owns an aggregate of 8,432,486 shares of Class A Common Stock and 66,177,064 shares of Class B Common Stock representing approximately 26.3% of the outstanding Common Stock.

•	Mr. Fisker and Dr. Gupta share voting and investment power with respect to 941,518 shares of Class A Common Stock that they beneficially own.

•

The Class B Common Stock held by Mr. Fisker and Dr. Gupta has 10 votes per share, while shares of the Company’s Class A Common Stock have one vote per share. Accordingly, Mr. Fisker and Dr. Gupta hold approximately 91% of the voting power of the Company’s capital stock on an outstanding basis.

(c) Except as described in Item 3, the Reporting Persons have not effected any transactions in the Common Stock in the past 60 days.

(d) — (e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

In connection with the Closing Date, the Company and certain stockholders of each of the Company and Legacy Fisker, including the Reporting Persons (collectively, the “Holders”), entered into an Amended and Restated Registration Rights Agreement dated as of October 29, 2020 (the “Registration Rights Agreement”), and a Lockup Agreement (the “Lockup Agreement”). Pursuant to the terms of the Registration Rights Agreement, the Company agreed to file a registration statement to register the resale of certain securities of the Company held by the Holders within 30 days of the Closing Date. The Registration Rights Agreement also provides customary “piggy-back” registration rights to such stockholders. The Lockup Agreement provides for the securities of the Company held by the Holders to be locked up for a period of time following the Closing Date, subject to certain exceptions. In particular, each of the Reporting Persons agreed to a 180-day lock-up period for each of their shares of Common Stock, and for 18 months after the Closing Date, not to transfer more than the lesser of (a) such number of shares resulting in gross proceeds to each of them of $25,000,000 and (b) 10% of each of their shares.

This summary is qualified by the actual terms of the BCA, the Registration Rights Agreement and the Lockup Agreement, copies of which are attached as exhibits to this Schedule 13D and are incorporated herein by reference herein.

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Name

1.	Business Combination Agreement and Plan of Reorganization, dated July 10, 2020, by and among Spartan Energy Acquisition Corp., Spartan Merger Sub Inc., and Fisker Inc. (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed on July 13, 2020)

2.	Amended and Restated Registration Rights Agreement dated as of October 29, 2020 by and among the Company, Spartan Energy Acquisition Sponsor LLC and certain other parties (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on November 4, 2020)

3.	Form of Lockup Agreement (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed on November 4, 2020)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

Date: February 10, 2021

By:	/s/ Henrik Fisker
Henrik Fisker

By:	/s/ Geeta Gupta
Geeta Gupta